Filed by BPGC Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

File No.: 001-40201

Subject Company: BPGC Acquisition Corp.

Date: August 18, 2025

Set forth below are two posts by Innovative Rocket Technologies Inc. on August 14, 2025.

iRocket | August 14, 2025 | Twitter

@iRocektUSA

Thank you to Al Sharq Al Awsat for featuring iRocket & our Multi-Year LaunchAgreement with SpaceBelt KSA – supporting Vision 2030 & building a secure,resilient space network for Saudi Arabia.

Full interview here:https://loom.ly/eXcWhKg

#iRocket #SpaceBeltKSA #Vision2030 #SpaceInnovation #SatelliteTechnology #Rocket

iRocket | August 14, 2025 | LinkedIn

@iRocektUSA

Thank you to Al Sharq Al Awsat for featuring iRocket in their article on Saudi Arabia’s rapidly growing role in the advanced satellite industry.

The article spotlights our Multi-Year Launch Agreement with SpaceBelt KSA and covers:

●	Securing infrastructure for launching satellites, opening the door for a strong Saudi entry into the world of satellite manufacturing

●	Partnerships that support the national and commercial ambitions of Vision 2030

●	Space capabilities will also be used for humanitarian purposes, such as providing high-speed internet in remote areas, environmental monitoring, and disaster management

“A practical implementation of Vision 2030: The agreement embodies Crown Prince Mohammed bin Salman’s vision to transform the Kingdom into a more technology-oriented country, particularly in the field of satellites.”

●	The Hon. Wilbur Ross, the 39th U.S. Secretary of Commerce

Together, we are helping lay the foundation for a secure, resilient space-based network for Saudi Arabia and the broader Gulf Cooperation Council region.

See the full interview here: https://loom.ly/eXcWhKg

#iRocket #SpaceBeltKSA #Vision2030 #SpaceInnovation #SatelliteTechnology #Rocket

Additional Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transaction”), iRocket Technologies, Inc. (“Holdco”) and Innovative Rocket Technologies Inc. (“iRocket” or the “Company”) intend to file a registration statement on Form S-4 with the SEC, which will include a proxy statement to BPGC Acquisition Corp. (“BPGC”) shareholders and a prospectus for the registration of Holdco securities to be issued in connection with the Proposed Transaction (as amended from time to time, the “Registration Statement”). After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of BPGC as of a record date to be established for voting on the Proposed Transaction and will contain important information about the Proposed Transaction and related matters. Shareholders of BPGC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about BPGC, Holdco, iRocket and the Proposed Transaction. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Transaction, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: BPGC Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attn: Nadim Qureshi, Chairman, Chief Executive Officer and President. The information contained on, or that may be accessed through, the websites referenced in this communication in each case is not incorporated by reference into, and is not a part of, this communication.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF BPGC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Participants in the Solicitation

BPGC, iRocket, Holdco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of BPGC’s shareholders in connection with the Proposed Transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of BPGC’s directors and officers in BPGC’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to BPGC’s shareholders in connection with the Proposed Transaction will be set forth in the proxy statement/prospectus for the Proposed Transaction when available. Information concerning the interests of the Company’s, Holdco’s and BPGC’s participants in the solicitation, which may, in some cases, be different than those of their respective equityholders generally, will be set forth in the proxy statement/prospectus relating to the Proposed Transaction when it becomes available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. BPGC’s, Holdco’s and/or iRocket’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this communication. When words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions are used and do not relate solely to historical matters, it is making forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the agreement with Space Belt or a failure of Space Belt to fulfill its obligations under the agreement; (2) iRocket’s future ability to fully develop its rocket and related technologies or otherwise provide launch services and recognize revenue under the agreement with Space Belt; (3) iRocket’s ability to perform the agreement with Space Belt in a cost-effective manner; (4) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement by and among the Company, Holdco, BPGC and the other parties thereto with respect to the Proposed Transaction, (5) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Proposed Transaction and definitive agreements with respect thereto; (6) the inability to complete the Proposed Transaction, including due to failure to obtain approval of the shareholders of iRocket and BPGC or other conditions to closing; (7) the inability to obtain or maintain the listing of Holdco’s shares on Nasdaq or another national securities exchange following the Proposed Transaction; (8) the ability of BPGC to become current in its SEC filings; (9) the risk that the Proposed Transaction disrupts current plans and operations as a result of the announcement and consummation of the Proposed Transaction; (10) the ability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (11) costs related to the Proposed Transaction; (12) changes in applicable laws or regulations; (13) the inability of iRocket or Holdco to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction; (14) the risk that additional financing in connection with the Proposed Transaction, or additional capital needed following the Proposed Transaction to support iRocket’s or Holdco’s business or operations, may not be raised on favorable terms or at all; (15) the risk that iRocket’s signed letters of intent and memorandum of understandings may not result in definitive agreements or generate revenue; and (16) other risks and uncertainties included in documents filed or to be filed with the SEC by Holdco, iRocket and/or BPGC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above when available and other documents filed by Holdco, iRocket and BPGC from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that none of BPGC, Holdco or iRocket presently know, or that BPGC, Holdco, and/or iRocket currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this communication. Past performance by iRocket’s or BPGC’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of iRocket’s or BPGC’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that Holdco, iRocket or BPGC will, or are likely to, generate going forward. None of BPGC, Holdco or iRocket undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

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